SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August 2011

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

August 5, 2011

Ryanair Holdings Plc
Purchase of Own Securities

Ryanair Holdings Plc ("the Company") announces that on August 5, 2011 it purchased 4,000,000 Ordinary Shares for cancellation with a nominal value of €0.00635 each in the capital of the Company.

The average price paid for these Ordinary Shares was €3.11 per share.

Following the cancellation of these shares, the Company will have 1,479,789,261 Ordinary Shares in issue.

Contact:
Howard Millar
Ryanair Holdings Plc
Tel: + 353 1 8121212

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 05 August 2011

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary